Registration No.  333-66568
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 557

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on August 9, 2001 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

             World Wide Wireless Select Portfolio, Series 5
                 World Wide Wireless Portfolio, Series 5

                                 FT 557

FT 557 is a series of a unit investment trust, the FT Series. FT 557 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation. The Select Portfolio Series has an expected maturity of approximately 18 months. The Portfolio Series has an expected maturity of approximately five and one-half years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             First Trust (R)

                             1-800-621-9533


          The date of this prospectus is August 9, 2001

                     Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           6
Statements of Net Assets                                 7
Schedules of Investments                                 8
The FT Series                                           11
Portfolios                                              11
Risk Factors                                            13
Portfolio Securities Descriptions                       13
Public Offering                                         15
Distribution of Units                                   18
The Sponsor's Profits                                   19
The Secondary Market                                    19
How We Purchase Units                                   19
Expenses and Charges                                    19
Tax Status                                              20
Retirement Plans                                        21
Rights of Unit Holders                                  21
Income and Capital Distributions                        22
Redeeming Your Units                                    23
Removing Securities from a Trust                        24
Amending or Terminating the Indenture                   24
Information on the Sponsor, Trustee and Evaluator       25
Other Information                                       26

                        Summary of Essential Information

                                 FT 557


                    At the Opening of Business on the
                 Initial Date of Deposit-August 9, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                             World Wide
                                                                                                             Wireless
                                                                                                             Select Portfolio
                                                                                                             Series 5
                                                                                                             ________________
Initial Number of Units (1)                                                                                      14,915
Fractional Undivided Interest in the Trust per Unit (1)                                                        1/14,915
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                                           $    9.900
    Maximum Transactional Sales Charge of 2.80% of the Public Offering Price per Unit
          (2.828% of the net amount invested, exclusive of the deferred sales charge) (3)                    $     .280
    Less Deferred Sales Charge per Unit                                                                      $    (.180)
Public Offering Price per Unit (4)                                                                           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                              $    9.720
Redemption Price per Unit
    (based on aggregate underlying value  of Securities less deferred sales charge) (5)                      $    9.720
Cash CUSIP Number                                                                                            30266L 182
Reinvestment CUSIP Number                                                                                    30266L 190
Fee Accounts Cash CUSIP Number                                                                               30266L 208
Fee Accounts Reinvestment CUSIP Number                                                                       30266L 216
Security Code                                                                                                     61216
Ticker Symbol                                                                                                    FWWWSX

First Settlement Date                         August 14, 2001
Mandatory Termination Date (6)                February 11, 2003
Income Distribution Record Date               Fifteenth day of each June and December, commencing December 15, 2001.
Income Distribution Date (7)                  Last day of each June and December, commencing December 31, 2001.

_____________

See "Notes to Summary of Essential Information" on page 4.

                          Summary of Essential Information

                                 FT 557


At the Opening of Business on the Initial Date of Deposit-August 9, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                             World Wide
                                                                                                             Wireless
                                                                                                             Portfolio
                                                                                                             Series 5
                                                                                                             _________
Initial Number of Units (1)                                                                                      14,915
Fractional Undivided Interest in the Trust per Unit (1)                                                        1/14,915
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                                           $    9.900
    Maximum Transactional Sales Charge of 4.40% of the Public Offering Price  per Unit
         (4.444% of the net amount invested, exclusive of the deferred sales charge) (3)                     $     .440
    Less Deferred Sales Charge per Unit                                                                      $    (.340)
Public Offering Price per Unit (4)                                                                           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                              $    9.560
Redemption Price per Unit
     (based on aggregate underlying value of Securities less deferred sales charge) (5)                      $    9.560
Cash CUSIP Number                                                                                            30266L 224
Reinvestment CUSIP Number                                                                                    30266L 232
Fee Accounts Cash CUSIP Number                                                                               30266L 240
Fee Accounts Reinvestment CUSIP Number                                                                       30266L 257
Security Code                                                                                                     61220
Ticker Symbol                                                                                                    FWWWPX

First Settlement Date                         August 14, 2001
Mandatory Termination Date (6)                February 9, 2007
Income Distribution Record Date               Fifteenth day of each June and December, commencing December 15, 2001.
Income Distribution Date (7)                  Last day of each June and December, commencing December 31, 2001.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the Select Portfolio Series has a term of approximately 18 months, the Portfolio Series has a term of approximately five and one-half years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                             World Wide Wireless      World Wide Wireless
                                                                             Select Portfolio         Portfolio
                                                                             Series 5                 Series 5
                                                                             ______________________   ______________________
                                                                                           Amount                   Amount
                                                                                           per Unit                 per Unit
                                                                                           ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                         1.00%(a)      $.100      1.00%(a)      $.100
Deferred sales charge                                                        1.80%(b)      $.180      3.40%(b)      $.340
Creation and development fee cap                                             0.55%(c)      $.055      0.55%(c)      $.055
                                                                             _______       _______    _______       _______
Maximum Sales Charges (including creation and development fee cap) (c)       3.35%         $.335      4.95%         $.495
                                                                             =======       =======    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                 .260%(d)      $.0260     .225%(d)      $.0225
                                                                             =======       =======    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees       .080%         $.0080     .100%         $.0098
Trustee's fee and other operating expenses                                   .119%(f)      $.0118     .153%(f)      $.0150
                                                                             _______       _______    _______       _______
Total                                                                        .199%         $.0198     .253%         $.0248
                                                                             =======       =======    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year   18 Months(g)   3 Years   5 Years   5 1/2 Years
                                                          ______   ____________   _______   _______   ___________
World Wide Wireless Select Portfolio, Series 5            $381     $391           $ -       $ -       $ -
World Wide Wireless Portfolio, Series 5                    543      N.A.           594       651       666

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum transactional sales charge (2.80% for the Select Portfolio Series and 4.40% for the Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.180 per Unit for the Select Portfolio Series and $.340 per Unit for the Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing February 20, 2002.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of .55% per Trust collected at the end of the initial offering period which is generally 180 days. The creation and development fee is computed based on a Trust's average daily net asset value through the date of collection. If the value of your Units decreases over the initial offering period, the creation and development fee as a percentage of your initial investment will be less than .55%. However, in no event will we collect more than .55% of your initial investment if the value of your Units increases over the initial offering period.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) For the Portfolio Series, other operating expenses includes the costs incurred by the Portfolio Series for annually updating such Trust's registration statement. Historically, we paid these costs. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for either of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) For the Select Portfolio Series, the example represents the estimated costs incurred through such Trust's approximate 18-month life.

                   Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 557


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 557, comprising the World Wide Wireless Select Portfolio, Series 5 and World Wide Wireless Portfolio, Series 5 (the "Trusts") as of the opening of business on August 9, 2001 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Chase Manhattan Bank, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on August 9, 2001, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 557, comprising the World Wide Wireless Select Portfolio, Series 5 and World Wide Wireless Portfolio, Series 5 at the opening of business on August 9, 2001 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
August 9, 2001

                          Statements of Net Assets

                                 FT 557


                    At the Opening of Business on the
                 Initial Date of Deposit-August 9, 2001


                                                                                       World Wide         World Wide
                                                                                       Wireless           Wireless
                                                                                       Select Portfolio   Portfolio
                                                                                       Series 5           Series 5
                                                                                       __________         __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                     $147,654           $147,654
Less liability for reimbursement to Sponsor for organization costs (3)                     (388)              (336)
Less liability for deferred sales charge (4)                                             (2,685)            (5,071)
                                                                                       ________           ________
Net assets                                                                             $144,581           $142,247
                                                                                       ========           ========
Units outstanding                                                                        14,915             14,915

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                  $149,145           $149,145
Less maximum transactional sales charge (5)                                              (4,176)            (6,562)
Less estimated reimbursement to Sponsor for organization costs (3)                         (388)              (336)
                                                                                       ________           ________
Net assets                                                                             $144,581           $142,247
                                                                                       ========           ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $400,000 will be allocated between the two Trusts in FT 557, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for the Select Portfolio Series and $.0225 per Unit for the Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.180 per Unit for the Select Portfolio Series, or $.340 per Unit for the Portfolio Series, payable to the Sponsor in five equal monthly installments beginning on February 20, 2002 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 20, 2002. If Unit holders redeem their Units before June 20, 2002 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The aggregate cost to investors includes a maximum transactional sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 2.80% of the Public Offering Price per Unit for the Select Portfolio Series (equivalent to 2.828% of the net amount invested, exclusive of the deferred sales charge) or 4.40% of the Public Offering Price per Unit for the Portfolio Series (equivalent to 4.444% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

                           Schedule of Investments

             World Wide Wireless Select Portfolio, Series 5
                                 FT 557


                    At the Opening of Business on the
                 Initial Date of Deposit-August 9, 2001


                                                                                    Percentage     Market       Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share        the Trust (2)
______        _____________________________                                         _________      ______       _____________
              Communications Equipment
              _______________________
1,172         ERICY      L.M. Ericsson AB (ADR)                                       4%           $ 5.050      $  5,919
  325         MOT        Motorola, Inc.                                               4%            18.320         5,954
  296         NOK        Nokia Oy (ADR)                                               4%            20.100         5,950
  340         PWAV       Powerwave Technologies, Inc.                                 4%            17.000         5,780
   90         QCOM       QUALCOMM Inc.                                                4%            65.090         5,858
  216         RFMD       RF Micro Devices, Inc.                                       4%            26.700         5,767
  173         TXN        Texas Instruments Incorporated                               4%            33.660         5,823
  277         TQNT       TriQuint Semiconductor, Inc.                                 4%            21.410         5,931

              Communications Software
              ____________________________
  133         DOX        Amdocs Limited                                               4%            44.500         5,918
  211         CMVT       Comverse Technology, Inc.                                    4%            27.240         5,748
  264         OPWV       Openwave Systems Inc.                                        4%            21.830         5,763

              Communications Services (Domestic)
              ________________________________________
  348         AWE        AT&T Wireless Services Inc.                                  4%            17.110         5,954
  150         BLS        BellSouth Corporation                                        4%            39.540         5,931
  415         NXTL       Nextel Communications, Inc. (Class A)                        4%            14.580         6,051
  138         SBC        SBC Communications Inc.                                      4%            42.870         5,916
  243         PCS        Sprint Corp. (PCS Group)                                     4%            24.500         5,953
  102         USM        United States Cellular Corporation                           4%            57.400         5,855
  112         VZ         Verizon Communications Inc.                                  4%            53.050         5,942

              Communications Services (International)
              ___________________________________________
  297         AMX        America Movil S.A. de C.V. (ADR)                             4%            19.970         5,931
  284         CHL        China Mobile (Hong Kong) Limited (ADR)                       4%            20.560         5,839
  305         MICC       Millicom International Cellular S.A. (3)                     4%            19.750         6,024
   83         NTDMY      NTT DoCoMo, Inc. (ADR)                                       4%            75.150         6,237
  302         SKM        SK Telecom Co. Ltd. (ADR)                                    4%            19.560         5,907
  167         TEF        Telefonica, S.A. (ADR)                                       4%            35.370         5,907
  298         VOD        Vodafone Group Plc (ADR)                                     4%            19.450         5,796
                                                                                  ______                        _________
                               Total Investments                                    100%                        $147,654
                                                                                  ======                        =========

_____________

See "Notes to Schedules of Investments" on page 10.

                          Schedule of Investments

                 World Wide Wireless Portfolio, Series 5
                                 FT 557


                    At the Opening of Business on the
                 Initial Date of Deposit-August 9, 2001


                                                                                    Percentage     Market       Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share        the Trust (2)
______        _____________________________                                         _________      ______       _____________
              Communications Equipment
              _______________________
1,172         ERICY      L.M. Ericsson AB (ADR)                                       4%           $ 5.050      $  5,919
  325         MOT        Motorola, Inc.                                               4%            18.320         5,954
  296         NOK        Nokia Oy (ADR)                                               4%            20.100         5,950
  340         PWAV       Powerwave Technologies, Inc.                                 4%            17.000         5,780
   90         QCOM       QUALCOMM Inc.                                                4%            65.090         5,858
  216         RFMD       RF Micro Devices, Inc.                                       4%            26.700         5,767
  173         TXN        Texas Instruments Incorporated                               4%            33.660         5,823
  277         TQNT       TriQuint Semiconductor, Inc.                                 4%            21.410         5,931

              Communications Software
              ____________________________
  133         DOX        Amdocs Limited                                               4%            44.500         5,918
  211         CMVT       Comverse Technology, Inc.                                    4%            27.240         5,748
  264         OPWV       Openwave Systems Inc.                                        4%            21.830         5,763

              Communications Services (Domestic)
              ________________________________________
  348         AWE        AT&T Wireless Services Inc.                                  4%            17.110         5,954
  150         BLS        BellSouth Corporation                                        4%            39.540         5,931
  415         NXTL       Nextel Communications, Inc. (Class A)                        4%            14.580         6,051
  138         SBC        SBC Communications Inc.                                      4%            42.870         5,916
  243         PCS        Sprint Corp. (PCS Group)                                     4%            24.500         5,953
  102         USM        United States Cellular Corporation                           4%            57.400         5,855
  112         VZ         Verizon Communications Inc.                                  4%            53.050         5,942

              Communications Services (International)
              ___________________________________________
  297         AMX        America Movil S.A. de C.V. (ADR)                             4%            19.970         5,931
  284         CHL        China Mobile (Hong Kong) Limited (ADR)                       4%            20.560         5,839
  305         MICC       Millicom International Cellular S.A. (3)                     4%            19.750         6,024
   83         NTDMY      NTT DoCoMo, Inc. (ADR)                                       4%            75.150         6,237
  302         SKM        SK Telecom Co. Ltd. (ADR)                                    4%            19.560         5,907
  167         TEF        Telefonica, S.A. (ADR)                                       4%            35.370         5,907
  298         VOD        Vodafone Group Plc (ADR)                                     4%            19.450         5,796
                                                                                  ______                        _________
                               Total Investments                                    100%                        $147,654
                                                                                  ======                        =========

_____________

See "Notes to Schedules of Investments" on page 10.

Page 9


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on August 8, 2001. The Select Portfolio Series has a Mandatory Termination Date of February 11, 2003. The Portfolio Series has a Mandatory Termination Date of February 9, 2007.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities       Profit
                                                          to Sponsor       (Loss)
                                                          _________        ______
World Wide Wireless Select Portfolio, Series 5            $147,867         $(213)
World Wide Wireless Portfolio, Series 5                    147,867          (213)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                       The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 557, consists of two separate portfolios set forth below:

- World Wide Wireless Select Portfolio, Series 5

- World Wide Wireless Portfolio, Series 5

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. The Select Portfolio Series has an expected maturity of approximately 18 months whereas the Portfolio Series has an expected maturity of approximately five and one-half years.

World Wide Wireless Select Portfolio, Series 5 and World Wide Wireless Portfolio, Series 5 each consist of a portfolio of common stocks of telecommunications companies which provide products and/or services used in wireless communications.

It is easy to see that the "Information Age" is transforming the way we work, the way we do business, and the way we live. However, the one technology that may have the greatest impact on our lives is one that we cannot see-wireless communications. Wireless devices are enabling us to exchange information in ways and places we once could only dream of. The implementation of new technologies, combined with lower prices for wireless service, has made wireless communication possible for more people. We expect much of the future growth in the wireless industry to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communication for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half of the population uses wireless phones.

If you take a closer look at the wireless industry, it becomes apparent that it is truly a global industry. With the World Trade Organization's recent agreement to open the markets of its 72 member governments to foreign companies, there are abundant opportunities for expansion in this industry.

Just as its wireline counterparts did previously, we expect that the wireless industry will use mergers and acquisitions as a means of attaining new technologies, forging strategic alliances, and reaching more consumers.

According to the Cellular Telecommunications Industry Association, annual wireless service revenues have risen from approximately $1 billion in 1985, to approximately $45 billion in 2000.

Consider the following factors:

- It is estimated that there are approximately 470 million wireless subscribers worldwide. [The Industry Standard]

- Revenues for wireless e-commerce services are anticipated to increase significantly over the next several years. [The Industry Standard]

- Since 1993, U.S. wireless subscribership increased 584%-from 16 million at the end of 1993 to 109.5 million by the end of 2000. [Telephia]

- Minutes of use increased by 75% last year-from 147 billion minutes used in 1999 to 259 billion minutes used in 2000. [Telephia]

- The U.S. Telecommunications Act of 1996 and the 1997
Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

- It is estimated that one-fourth of wireless subscribers globally could use a wireless link to the Internet by 2004. [The Industry Standard]

- The number of wireless subscribers worldwide has nearly tripled over the last three years. [Standard & Poor's Industry Surveys]


Based on the composition of the portfolios on the Initial Date of Deposit, the World Wide Wireless Portfolios are considered Large-Cap Blend Trusts.


The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of the Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trusts are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Communications Industry. Because more than 25% of the World Wide Wireless Portfolios are invested in telecommunications companies, the Trusts are considered to be concentrated in the communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

             Portfolio Securities Descriptions

Both the World Wide Wireless Select Portfolio, Series 5 and the World Wide Wireless Portfolio, Series 5 contain common stocks of the following companies:

Communications Equipment
________________________

L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.

Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.

Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

Powerwave Technologies, Inc., headquartered in Irvine, California, designs, manufactures and markets ultra-linear radio frequency power amplifiers for use in the wireless communications market worldwide. The company manufactures both single- and multi-carrier radio frequency power amplifiers for a variety of frequency ranges and transmission protocols.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular, cordless telephony, wireless security and remote meter reading.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, design, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets. The company's integrated circuits use its proprietary (GaAs) technology, which has inherent physical properties that enable integrated circuits to operate at higher speeds with lower power consumption compared to silicon devices.

Communications Software
_______________________

Amdocs Limited, headquartered in Chesterfield, Missouri, provides computer systems integration and related services for the telecommunications industry. The company markets computer software products and related services to telecommunications companies throughout the world.

Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.

Openwave Systems Inc., headquartered in Redwood City, California, is a leading provider of Internet-based communication infrastructure software and applications.

Communications Services (Domestic)
__________________________________

AT&T Wireless Services Inc., headquartered in Redmond, Washington, is one of the largest wireless service providers in the United States. The company is a provider of wireless voice and data services using time division multiple access (TDMA), analog and cellular digital packet data
(CDPD) technologies.

BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Sprint Corp. (PCS Group), headquartered in Kansas City, Missouri, operates the largest 100% digital, 100% personal cellular communication system ("PCS") nationwide wireless network in the United States.

United States Cellular Corporation, headquartered in Chicago, Illinois, owns, operates and invests in cellular telephone systems throughout the United States.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Communications Services (International)
_______________________________________

America Movil S.A. de C.V. (ADR), headquartered in Mexico City, Mexico, is the leading provider of wireless communications services in Mexico, with a network that covers approximately 86% of Mexico's population.

China Mobile (Hong Kong) Limited (ADR), headquartered in Wanchai, Hong Kong, China, provides cellular telecommunications services in Guangdong and Zhejiang, two of the most economically developed provinces in China.

Millicom International Cellular S.A., headquartered in Bertrange,
Luxembourg, develops and operates cellular telephone networks under licenses in numerous countries, mainly in emerging markets in Africa, Asia, Europe and Latin America.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services including cellular phones, personal handyphone systems (PHS), paging, satellite mobile communication and wireless Private Branch Exchange system services. The company also sells cellular phones, PHS, car phones and pagers.

SK Telecom Co. Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea.

Telefonica, S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum transactional sales charge (2.80% of the Public Offering Price for the Select Portfolio Series and 4.40% of the Public Offering Price for the Portfolio Series) and the maximum remaining deferred sales charge (initially equal to $.180 per Unit for the Select Portfolio Series and $.340 per Unit for the Portfolio Series). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.036 per Unit for the Select Portfolio Series or $.068 per Unit for the Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from February 20, 2002 through June 20, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.80% of the Public Offering Price for the Select Portfolio Series or more than 3.40% of the Public Offering Price for the Portfolio Series.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 2.80% of the Public Offering Price per Unit (equivalent to 2.881% of the net amount invested) for the Select Portfolio Series and 4.40% of the Public Offering Price per Unit (equivalent to 4.603% of the net amount invested) for the Portfolio Series. For the Portfolio Series, the transactional sales charge will be reduced by 1/2 of 1% on each subsequent August 31, commencing August 31, 2002, to a minimum transactional sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum transactional sales charge is reduced as described below.

For the Select Portfolio Series:

                                     Your maximum
                                     transactional
If you invest                        sales charge
(in thousands):*                     will be:
_________________                    _____________
$50 but less than $100               2.55%
$100 but less than $250              2.30%
$250 but less than $500              1.95%
$500 but less than $1,000            1.80%
$1,000 or more                       1.30%

For the Portfolio Series:

                                      Your maximum
                                      transactional
If you invest                         sales charge
(in thousands):*                      will be:
_________________                     _____________
$50 but less than $100                4.15%
$100 but less than $250               3.90%
$250 but less than $500               3.40%
$500 but less than $1,000             2.40%
$1,000 or more                        1.50%

* Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced transactional sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Broker/dealers will receive a concession of .70% of the Public Offering Price on Portfolio Series' Units sold subject to the transactional sales charge reduction for purchases of $1,000,000 or more. In all other instances, any reduced transactional sales charge is the responsibility of the party making the sale.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or your redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $1,000,000 or more in Units of the Select Portfolio Series or $500,000 or more in Units of the Portfolio Series, the maximum transactional sales charge on your Units will be limited to the maximum transactional sales charge for the applicable amount invested in the respective tables set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum transactional sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum transactional sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For the Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.50% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.50% of the sales price of these Units (1.00% for purchases of $1,000,000 or more).

For the Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.30% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge after August 31, 2002). However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.30% of the sales price of these Units (1.30% for purchases of $500,000 but less than $1,000,000 and .70% for purchases of $1,000,000 or more). Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                 Additional
(in millions):                        Concession:
_________________                     ___________
$1 but less than $10                  .10%
$10 or more                           .20%

Dealers and other selling agents can combine Units of the Select Portfolio Series and the Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. In addition, dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of the Portfolio Series, costs incurred in annually updating the Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For the Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating that Trust's registration statement yearly are also now chargeable to such Trust. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to the Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of
 .55% of a Trust's average daily net asset value through the date of collection. In connection with the creation and development fee, in no event will the Sponsor collect more than .55% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, the Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related

Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).


If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because the Select Portfolio Series has a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in those securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.



Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.


In-Kind Distributions.


Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.


You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by the Trusts may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 1,000 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must have held their Units for at least one month. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 27


                             FIRST TRUST(R)

             WORLD WIDE WIRELESS SELECT PORTFOLIO, SERIES 5
                 WORLD WIDE WIRELESS PORTFOLIO, SERIES 5

                                 FT 557

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-66568) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                             August 9, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 28


                             First Trust (R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 557 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated August 9, 2001. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Small-Cap Companies                                         1
   Dividends                                                   1
   Foreign Issuers                                             1
Concentration
   Communications                                              2

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentration

Communications. An investment in Units of the World Wide Wireless Portfolios should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trusts' portfolios are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                               S-1
                           SIGNATURES

     The Registrant, FT 557, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 557, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on August 9, 2001.

                              FT 557

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   August 9, 2001
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )   Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )

       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-66568 of FT 557 of our report dated August 9, 2001 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
August 9, 2001

                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 557 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

                               S-7